Exhibit 99.1

European Investment Bank (EIB) supports Late-Stage Development and Production of BiondVax’s Universal Flu Vaccine Candidate

under Horizon 2020 Initiative

Luxembourg, and Ness Ziona, Israel – June 19, 2017 –

The European Investment Bank (EIB) and BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV), developer of the Universal Flu Vaccine candidate M-001, announced that they have entered into a €20 million (approximately $22 million) loan agreement. The event organized to mark the collaboration and the granting of the loan occurs today at the EIB Headquarters in Luxembourg, in presence of Mr. Ambroise Fayolle, EIB Vice-President responsible for innovation, and Dr. Ron Babecoff, CEO of BiondVax.

Flu viruses frequently and unpredictably mutate. Since it is impossible to predict future mutations, current flu vaccines may target strains that are not represented in the current wave of influenza. Mainly due to vaccine-virus mismatch, current flu vaccine effectiveness is on average only about 40%1 in the general population, and in elderly people as low as 9%.2 In addition, current vaccines take about 4 to 6 months to produce, and a new one must be produced each year. So when a mismatch is identified at the beginning of the flu season, there is insufficient time to make a new vaccine for that specific season.

The World Health Organization (WHO) reports up to 500,000 annual seasonal flu related deaths, mostly affecting people above 65 years old.3 Seasonal flu is the 8th leading cause of death in the USA4, and it causes high social and economic burdens to patients, their families, and health care providers.

BiondVax’s M-001 vaccine candidate, consisting of nine widely conserved flu epitopes, is designed to protect against current and future, seasonal and pandemic flu strains. Clinical and pre-clinical trials have shown that M-001 is safe and immunogenic and that it has the capacity to enhance and broaden coverage of current flu vaccines. M-001 has also shown potential to improve upon current seasonal flu vaccines, and potential to serve as an immediate effective response to new flu pandemic strains.5 The vaccine candidate has been tested in a Phase IIb clinical trial in collaboration with UNISEC,6 which is funded by the EU under the 7th Framework Programme for Research and Technological Development.

1 Center for Disease Control (CDC): http://www.cdc.gov/flu/professionals/vaccination/effectiveness-studies.htm

2 World Health Organization (WHO): http://www.who.int/immunization/research/meetings_workshops/2a_Graham_pdvac_sept14.pdf

3 WHO: http://www.who.int/mediacentre/factsheets/fs211/en/

4 CDC: http://www.cdc.gov/nchs/fastats/deaths.htm

5 Back to the Future: Study Published in Vaccine Journal Indicates BiondVax’s Universal Flu Vaccine Candidate May Cover Strains Which Don’t Yet Exist: http://www.biondvax.com/2017/01/back-to-the-future-study-published-in-vaccine-journal-indicates-biondvaxs-universal-flu-vaccine-candidate-may-cover-strains-which-dont-yet-exist/

6 http://cordis.europa.eu/project/rcn/110139_en.html

EIB support for the development of BiondVax’s Universal Flu Vaccine Candidate should be seen in the context of the Horizon 2020, the EU’s Research Programme, in particular the EU Finance for Innovators finance facility “InnovFin Infectious Diseases”, which offers bespoke products for financing high-risk projects in the field of infectious diseases.

Carlos Moedas, European Commissioner for Research, Science and Innovation said, “A healthier population is a major priority for the EU, and preventing and treating the flu is becoming more and more important with the ageing of the European population. As the virus rapidly changes, we need to develop new ways to combat the disease. This €20 million loan agreement will help develop a more universal vaccine, effective in preventing a range of different types of flu.”

Mr. Othmar Karas, Member of the European Parliament and EPP-Shadow Rapporteur for the extension of the European Fund for Strategic Investments in the Parliament’s Committee on Economic and Monetary Affairs, commented, “Joint investments in the future build strong bridges between nations. It is a strength of Europe’s innovation system to cooperate with the best innovators in our neighbourhood. We are glad to see today’s announcement as an important initiative for fostering innovation between the European Union and our Mediterranean neighbours.”

“Supporting innovation is a key priority for the European Union’s Bank”, said EIB Vice-President Mr. Ambroise Fayolle. “This new financing shows our strong willingness to create optimal conditions for this clinical research and bring it to a successful conclusion. The EIB is proud to be supporting BiondVax with regard to its high expertise and pioneering research on such a universal flu vaccine. We hope that this innovative financing will contribute to improve the prevention of disease.”

The technology behind BiondVax’s universal flu vaccine candidate was conceptualized in the lab of Professor Ruth Arnon at the Weizmann Institute of Science. Weizmann Institute Vice-President for technology transfer Prof. Mordechai Sheves noted, “Yeda, the tech transfer arm of the Weizmann Institute of Science, was delighted to learn that the European Union has found merit in BiondVax, a company based on the pioneering work of Prof. Ruth Arnon. The generous investment by the European Union paves the way to tackling one of today’s most lethal infectious diseases, and is yet another example of the outstanding basic research that typifies the Weizmann Institute of Science.”

Dr. Ron Babecoff, CEO of BiondVax, commented, “We now have the resources to launch Phase 3 trials and set-up a mid-sized commercial manufacturing plant. The EIB’s funding is a monumental step forward for BiondVax towards bringing M-001 to the market. We are proud and honored that the EIB and the European Commission chose to collaborate with BiondVax in the development of our universal flu vaccine. Together with the support of Israel’s Ministry of Economy, we are closer than ever to accomplishing our mission of marketing the first universal flu vaccine for the benefit of people worldwide.”

“It has been a pleasure working with the EIB team towards this collaboration, and I wish to thank them for their support and interest. We also greatly appreciate the assistance of Mr. Holm Keller and his team at kENUP for facilitating this financing,” continued Babecoff.

The finance contract between BiondVax and the EIB has been facilitated by kENUP, a civic society organization promoting innovative industries in Europe. kENUP Chairman Mr. Holm Keller noted that, “The State of Israel’s substantive and smart investments in fundamental research are an important catalyst for establishing globally leading industries in Europe. We are proud to be a liaison between the relevant European institutions and Israel’s leading research institutions.”

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Innovation and skills are key ingredients for ensuring sustainable growth and creating high-value jobs. They play an important part in driving long-term competitiveness. For this reason, innovation and skills are a top priority for the EIB Group with a total financing of €18.7 billion in 2016.

The EIB-BiondVax non-dilutive financing agreement will be structured as a zero-percent fixed interest loan, available for up to 36 months with a variable remuneration based on royalties of net sales of M-001 following commercialization. Funds will be advanced in three tranches. The tranches are available up to 12, 24, and 36 months following the date of the agreement, and are dependent on achievement of certain specified milestones, with the ultimate milestone including authorization to launch a Phase 3 trial. The tranches are repayable five years after each drawdown. BiondVax retains the option to repay the loan and repurchase the royalties at any time.

General information on InnovFin – EU Finance for Innovators

Under Horizon 2020, the EU Research and Innovation Framework Programme for 2014-20, the European Commission and the European Investment Bank Group (EIB and EIF) launched a new generation of financial instruments and advisory services in 2014 to help innovative firms access finance more easily. Up until 2020, “InnovFin – EU Finance for Innovators” will offer a range of bespoke products which will make available more than €24 billion worth of finance in support of research and innovation (R&I) products undertaken by small, medium-sized and large companies and promoters of research infrastructure.

Backed by funds set aside under Horizon 2020 and by the EIB Group, InnovFin financial products are used to support R&I activities, which by their nature are riskier and harder to assess than traditional investments, and therefore often face difficulties in accessing finance. Firms and other entities located in EU Member States and Horizon 2020 Associated Countries are eligible as final beneficiaries These debt instruments are complemented by a series of equity instruments managed by the EIF.

The facility for financing research into infectious diseases enables a wide range of financial products to be offered, ranging from standard debt instruments to risk sharing instruments, amounting to between €7.5 million and €75 million, for researchers working to develop innovative vaccines, medicines, or medical and diagnostic equipment or new research infrastructure specialising in infectious diseases. The final beneficiaries are project promoters who have successfully negotiated the preclinical stage.

About the European Investment Bank (EIB)

The European Investment Bank (EIB) is the long-term lending institution of the European Union owned by its Member States. It makes long-term finance available for sound investment in order to contribute towards EU policy goals. Further details are available at: www.eib.org

Follow the EIB on Twitter @eib

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

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About kENUP

kENUP promotes research based innovation for the public and societal benefit. It facilitates the development of projects to pursue market-leading positions for European innovation businesses. kENUP is registered in the EU as a lawful purpose foundation.

For further information, please contact:

EIB

Anne-Cécile Auguin

+352 43 79 83330 / mobile: +352 621 36 19 48

a.auguin@eib.org

Press Desk: +352 4379 21000 – press@eib.org

BiondVax

Joshua Phillipson

Business Development Manager

+972-8-930-2529 ext.5105

j.phillipson@biondvax.com

BiondVax Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the receipt and timing of approved grant funds, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, our ability to procure the funds and permits and other governmental authorization for a commercial size manufacturing plant, our ability to satisfy rigorous regulatory requirements, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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